UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)

                               Steve Madden, Ltd.
              ----------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   556299108
              ----------------------------------------------------
                                 (CUSIP Number)

                                 Jordan Belfort
                               500 North Broadway
                                   Suite 240
                           Jericho, New York,  11753
                                 (516) 938-5500
              ----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 5, 1998
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55629108
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Jordan Belfort

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      PF
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |X|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               345,000
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             90,000
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        345,000
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        90,000
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      435,000
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      5.2%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      IN
--------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 55629108
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      J2 Holdings, Incorporated

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      PF
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |X|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      New York
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               NONE
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             90,000
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        NONE
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        90,000
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      90,000
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      1.1%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      CO
--------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer.
            Common Stock, $.0001 par value ("Madden Common")

            Steven Madden, Ltd. (the "Issuer")
            52-16 Barnett Avenue
            Long Island City, New York 11104

Item 2.     Identity and Background.

            Names of Person Filing:

            (a) This statement is filed on behalf of J2 Holdings, Incorporated ("J2 Holdings") and Jordan Belfort (collectively, "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

            (b) J2 Holdings' and Mr. Belfort's business address is 500 North Broadway, Suite 240, Jericho, New York 11753.

            (c) Mr. Belfort's present principal occupation is the management of personal and family investments. Mr. Belfort sometimes engages in such activities through JRB Group, Incorporated, with offices at is 500 North Broadway, Suite 240, Jericho, New York 11753. Mr. Belfort is the sole shareholder of J2 Holdings,~ a Subchapter S corporation incorporated in New York.

            (d) Mr. Belfort and J2 Holdings and its respective officers and directors have not been convicted in a criminal proceeding.

            (e) In 1994, Mr. Belfort consented, without admitting or denying any allegations of wrongdoing, to the entry of a civil judgment of injunction enjoining him from further violations of federal and state securities laws.

            (f)   Mr. Belfort is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.

            As previously reported in the original statement on Schedule 13D (the "Original Statement") filed by the Jordan Belfort on September 17, 1997, Mr. Belfort had used his personal funds to purchase 929,371 shares of Madden Common (approximately $210,000 for 30,000 of such shares and approximately $4,496,855 for the balance of such shares). In addition, in connection with the Issuer's initial public offering, Mr. Belfort, as an employee of the Issuer's underwriter, was issued units (the "Units") granting the right to purchase an additional 315,000 shares of Madden Common at a purchase price of $5.80 per share. During the period September 20, 1997 through November 21, 1997, J2 Holdings purchased an additional 125,000 shares of Madden Common at prices ranging from $7.37 to $8.16 per share and 10,000 warrants at $3.25 per warrant

----------

(1) Please see attached Exhibit B indicating the executive officers and directors of J2 Holdings and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

which are convertible into 10,000 shares of Madden Common at a conversion price of $5.50 per warrant (the "Warrants"). These purchases were reflected in the
Schedule 13D Amendment filed on September 18, 1997, Schedule 13D Amendment filed on September 30, 1997, Schedule 13D Amendment filed on October 16, 1997,
Schedule 13D Amendment filed on October 28, 1997 and Schedule 13D Amendment filed on November 21, 1997. During the period, December 22, 1996 through December 29, 1997, J2 Holding sold 45,000 shares of Madden Common at prices ranging from $6.81 per share to $7.00 per share. These sales were reflected in the Schedule 13D Amendment filed on January 7, 1998 ("Amendment No. 6").

            Subsequent to the filing of Amendment No.6, on February 5, 1998, 899,371 shares of Issuer's Common Stock were retransferred to Bocap Corp. in settlement of litigation between Mr. Belfort and the Issuer, Mr. Steven Madden and Bocap Corp. As of February 5, 1998, Mr. Belfort, directly, and through acquisition of shares by J2 Holdings, beneficially owned 435,000 shares of the Issuer's Common Stock, including the 315,000 shares issuable upon exercise of the Units, and J2 Holdings beneficially owned 90,000 shares of the Issuer's Common Stock including 10,000 shares issuable upon conversion of the 10,000 Warrants.

Item 4.     Purpose of Transaction.

            On February 5, 1998, 899,371 shares of Issuer's Common Stock were retransferred to Bocap Corp. in settlement of litigation between Mr. Belfort and the Issuer, Mr. Steven Madden and Bocap Corp. Mr. Belfort intends to hold his remaining interest in the Issuer's Common Stock, which are not of the Settlement Shares for investment. Mr. Belfort may make future purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him at any time.

            Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

      (a) As of February 5, 1998, Mr. Belfort, directly, and through acquisition of shares by J2 Holdings, beneficially owned 435,000 shares or 5.2% of the Issuer's Common Stock, including the 315,000 shares issuable upon exercise of the Units, and J2 Holdings beneficially owned 90,000 shares of the Issuer's Common Stock including 10,000 shares issuable upon conversion of the 10,000 Warrants. Each warrant entitles its holder to purchase one share of common stock at a price of $5.50 per share. The warrants are exercisable through December 10, 1998, and may be redeemed by the Company, under certain conditions.

      (b) Mr. Belfort holds the power to vote or to direct the vote, to dispose or to direct the disposition of all 435,000 shares, subject in the case of the 315,000 shares underlying the Units, to the purchase of such shares at a price of $5.80 per share and in the case of the 10,000 shares underlying the Warrants to the conversion of the Warrants at a price of $5.50 per Warrant. J2 Holdings holds the power to vote (shared with Mr. Belfort) and to dispose (shared with Mr. Belfort) 90,000 shares of the Issuer's Common Stock subject to the conversion of the Warrants at a price of $5.50 per Warrant.

      (c) Since the filing of Amendment No. 6, 899,371 shares of Issuer's Common Stock were retransferred to Bocap Corp. in settlement of litigation between Mr. Belfort and the Issuer, Mr. Steven Madden and Bocap Corp.

      (d) & (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

            Except as indicated in this 13D and the attached exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other person, with respect to any securities of the Issuer.

Item 7.     Material to be Filed as Exhibits:

EXHIBIT A         Copy of an Agreement between Jordan Belfort and J2 Holdings to file this statement on Schedule 13D on behalf of each of them.

EXHIBIT B         List of executive officers and directors of J2 Holdings and information called for by Items 2-6 of this Statement relating to said officers and directors.

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          J2 HOLDINGS, INCORPORATED

Dated:      February 5, 1998
            Jericho, New York             By: /s/ Jordan Belfort
                                              ----------------------------
                                                  Jordan Belfort
                                                  President

Dated:      February 5, 1998
            Jericho, New York             By: /s/ Jordan Belfort
                                              ----------------------------
                                                  Jordan Belfort

                                   EXHIBIT A

                                   AGREEMENT

                          JOINT FILING OF SCHEDULE 13D

            The undersigned hereby agrees to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Steven Madden, Ltd. and hereby affirms that such Schedule 13D is being filed on behalf of each of the undersigned.

                                          J2 HOLDINGS, INCORPORATED

Dated:      February 5, 1998
            Jericho, New York             By: /s/ Jordan Belfort
                                              ----------------------------
                                                  Jordan Belfort
                                                  President

Dated:      February 5, 1998
            Jericho, New York             By: /s/ Jordan Belfort
                                              ----------------------------
                                                  Jordan Belfort

                                   EXHIBIT B

            The name and principal occupation or employment, which is each instance is with J2 Holdings, Incorporated ("J2 Holdings") located at 500 North Broadway, Suite 240, Jericho, New York 11753, of each executive officer and director of J2 Holdings is as follows:

NAME                                PRINCIPLE OCCUPATION
                                    OR EMPLOYMENT

Jordan Belfort                      President of J2 Holdings; Mr. Belfort's
                                    present principal occupation is the
                                    management of personal and family
                                    investments. Mr. Belfort sometimes engages in such activities with JRB Group, Incorporated, with offices at 500 North
                                    Broadway, Suite 240, Jericho, New York,
                                    11753.

Item 2-6.

            Please refer to Items 2-6 herein reporting the beneficial ownership.